

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 3010

April 13, 2010

Andrew Chien
SEC Filing Agency
USChina Taiwan Inc.
665 Ellsworth Avenue
New Haven, CT 06511

> **Re: USChina Taiwan Inc.**
> **Registration Statement on Form S-1**
> **Filed March 17, 2010**
> **File No. 333-165526**

Dear Mr. Chien:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not complete lists. If our comments are applicable to portions of the filing that we have not cited as examples, please make the appropriate changes in accordance with our comments. You should review each comment and consider its applicability to your entire filing.

2. Please provide us with copies of all graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to the time we complete our review.

Mr. Andrew Chien
USChina Taiwan Inc.
665 Ellsworth Avenue
New Haven, CT 06511
April 13, 2010
Page 2

3. Section (a)(2) of Rule 419 defines a blank check company as a company that is issuing penny stock that is "a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity." In discussing the definition of a blank check company in the adopting release, the Commission stated that it would "scrutinize offerings for attempts to create the appearance that the registrant has a specific business plan, in an effort to avoid the application of Rule 419." See Release No. 33-6932 (April 28, 1992).

   Your disclosure indicates that you are a new company with no operating history, have no regularly paid employees and have not begun to earn revenues. In view of the foregoing, your business appears to be commensurate in scope with the uncertainty ordinarily associated with a blank check company. Please provide us with a detailed analysis describing why you believe that you are not a blank check company.

4. In light of the fact that you have limited assets and are conducting an offering which will not raise any capital for you, please advise us as to the reasons that you are conducting this offering of selling shareholders' interests in you.

5. We note that you are registering the resale of securities received by the selling shareholders in March 2010. Please provide a detailed, legal analysis regarding why this offering should not be considered an indirect primary offering. Refer to C&DI, Securities Act Rules 612.09 available on our website at http://www.sec.gov/divisions/corpfin/guidance/securitiesactrules-interps.htm.

6. Please eliminate all references to Regulation S-B in the registration statement as Regulation S-B was replaced and Regulation S-B's substantive disclosure requirements were integrated into new scaled disclosure provisions of Regulations S-K over two years ago. See Release No. 33-8876 (Dec. 19, 2007) and "A Small Entity Compliance Guide" available on our website at http://www.sec.gov/info/smallbus/secg/smrepcosysguid.pdf.

7. Please provide the disclosure called for by Item 502(b) of Regulation S-K.

8. Throughout the prospectus you make various statements about the status of your business that are inconsistent or inaccurate. Please review your entire registration statement and revise these statements and any other inconsistent or inaccurate statements to accurately reflect the current status of your business. For example, see the following:

   • See your statement on page 7 that you only have $1225 cash on hand. From your financial statements it appears that your sole asset of $1225 is a receivable due from a related party and not cash.

Mr. Andrew Chien
USChina Taiwan Inc.
665 Ellsworth Avenue
New Haven, CT 06511
April 13, 2010
Page 3

- See your statement on page 9 that the success of your business depends on your management's ability to acquire "more customers." The reference to "more customers" implies that you currently have some customer whereas in fact you have no current customers.

9. We note your disclosure that the 122,500 shares of common stock being offered by this registration statement were issued in valid private placements. Please provide us your analysis as to how these shares were issued in valid private placements under Section 4(2) of the Securities Act of 1933, as amended, including the facts that support your view that the issuance of the shares were pursuant to valid private placements.

10. We note that you recently completed a "spin-off" from USChina Channel. Please provide us your analysis as to why you believe it was appropriate for you not to register this spin-off of shares under the Securities Act. Please see our Staff Legal Bulletin No. 4, available on our website at http://www.sec.gov/interps/legal/slbcf4.txt.

Prospectus Cover Page

11. Please move the prospectus "Subject to Completion" legend from the front cover page of the registration statement to the outside front cover page of the prospectus. Please see Item 501(b)(10) of Regulation S-K.

12. Please highlight the cross reference to the Risk Factors section by bolding or italicizing the language. Please see Item 501(b)(5) of Regulation S-K.

13. Please disclose the date the offering will end. Please see Item 501(b)(8) of Regulation S-K and Rule 415(a)(2).

Prospectus Summary, page 5

Our Business, page 5

14. Please confirm that http://www.uschinachannel.net/index/USChina_Taiwan_Inc#item351611 is the correct website address for you. It currently appears to only contain your Code of Business Conduct and Ethics.

15. Please provide more detailed disclosure regarding your business focus.

16. Please include summary risk factors in the prospectus summary section which briefly highlight the most important risks facing you.

Mr. Andrew Chien
USChina Taiwan Inc.
665 Ellsworth Avenue
New Haven, CT 06511
April 13, 2010
Page 4

Risk Factors, page 6

17. Please revise your risk factor subheadings so that each one conveys the specific risk to you. Currently, many of your subheadings merely state a general risk or a fact about your business. Please revise throughout as necessary to identify briefly in your subheadings the specific risks to you that result from the noted facts or uncertainties, and then elucidate as needed to provide details regarding each risk. Potential investors should be able to understand what the risk is and the result of the risk as it specifically applies to you.

18. As you disclose on page 22, please add a risk factor disclosing the risks associated with implementation of Sarbanes-Oxley requirements for smaller reporting companies such as you.

19. As you disclose on page 22, please add a risk factor disclosing the risks associated with competition that you face.

20. We note that you have 60,000,000 shares of authorized common stock and only 1,225,000 shares are currently issued and outstanding. Please add a risk factor that addresses the risks of having such a large number of authorized but unissued common stock, including the risks that your management may issue additional stock without further stockholder approval, thereby causing dilution of current company stockholders.

4. Our only Officer, Mr. Hong, has limited financial capability …, page 7

21. Please describe Mr. Hong's "limited financial capability" and why this is a risk to you. Please also disclose the amount of time that Mr. Hong intends to spend running USChina Taiwan Inc. For example, do you expect Mr. Hong to continue to work 30 hours a week for you after the business has been organized?

6. Andrew Chien, Chairman of USChina Channel INC, is a related party …, page 8

22. Please describe in detail the potential conflicts of interest that exist between you and Mr. Andrew Chien.

23. Please explain what you mean by the statement that "His service for USChina Taiwan is paid."

10. We have no business insurance to basically cover losses resulting from …, page 9

24. In addition to this risk factor subheading, please provide disclosure regarding the risk described in the subheading.

Mr. Andrew Chien
USChina Taiwan Inc.
665 Ellsworth Avenue
New Haven, CT 06511
April 13, 2010
Page 5

18. There is no trading market . . . , page 11

25.   We note your reference to the OTCBB market as a "listing" in the prospectus. The OTCBB is a quotation medium and not an exchange on which securities are "listed." Also, please note that you as the issuer may not apply for quotation on the OTCBB. Market makers may make applications for quotation of your stock once your registration statement becomes effective. Please revise your disclosure accordingly.

Selling Shareholders, page 14

26.   The number of shares being sold by selling stockholders does not appear to total 122,500. Please advise.

Plan of Distribution, page 16

27.   We note that your President will bear all costs related to the registration of common stock on behalf of the selling shareholders. Please tell us what consideration was given to recording the costs of such registration within the financial statements. Refer to SAB 1.B.1.

Directors, Executive Officers, Promoters and Control Persons, page 16

28.   The number of shares owned by Ching-Sang Hong, which is 90% of the issued and outstanding shares as of March 15, 2010 of 1,225,000 shares, does not appear to be correct. The amount in the total column also appears to be incorrect. Please advise or revise to conform this disclosure with the disclosure on page 26 under the heading "Security Ownership of Certain Beneficial Owners and Management."

Board of Directors and Executive Officers, page 16

Directors, page 16

29. For your sole director, briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that Mr. Hong should serve as a director. Please see Item 401(e) of Regulation S-K.

30. Please describe in additional detail the business activities carried out by the companies associated with Mr. Hong, Crown Assets Administrative LLC and Yana Ventures Philanthropy Group.

Mr. Andrew Chien
USChina Taiwan Inc.
665 Ellsworth Avenue
New Haven, CT 06511
April 13, 2010
Page 6

Interest of Named Experts and Counsel, page 17

31. You disclose that you relied upon the expert opinion and accuracy of Yongqing Ruan for the audited financial statements and related attached reports. The meaning of this sentence is unclear. Please revise.

Description of Business, page 18

32.   You disclose that you and USChina Channel have similar business operations. Please provide detailed disclosure regarding your plans to resolve any conflict of interest matters between you and USChina Channel. Additionally, please provide detailed disclosure regarding Mr. Andrew Chien who is a related party of you and is also Chairman of USChina Channel.

Company History, page 18

33.   Please disclose the material provisions of the Business Operating Agreement. Please also file this agreement as an exhibit to the registration statement. Please see Item 601(b)(10) of Regulation S-K.

Why Spin-off, page 19

34.   Please provide more detailed disclosure regarding each of the four advantages to the spin-off that you disclose on page 19. For example, please explain what "fiducially duty" means and how clearing "every manager's responsibilities for its clients or fiducially duty for its shareholders" is an advantage of the spin-off.

Federal Income Tax Consequence for Dividend Distribution, page 19

35.   Please reconcile the 112,500 common shares were distributed in USChina Taiwan Inc. to other disclosures throughout the prospectus indicating the issuance of 122,500 shares of common stock as dividends to former USChina Channel Inc. shareholders.

Our Strategy, page 20

36. We note your summary disclosure of the services you provide. The nature and extent of your services, however, remain unclear. For each of these services, please provide disclosure describing the service in detail. For example, please explain the specific services you will provide in conjunction with helping clients to explore new strategies.

37. You disclose that you will focus on furnishing business consulting services such as helping companies become public through an IPO or reverse merger in the U.S. or

Mr. Andrew Chien
USChina Taiwan Inc.
665 Ellsworth Avenue
New Haven, CT 06511
April 13, 2010
Page 7

Canada. Such activities would appear to involve providing legal advice. Please revise your prospectus to disclose the experience you have in providing such legal advice, how you intend to provide such legal advice (i.e., do you plan to hire attorneys to help you provide such advice) and whether any licenses are required to provide such legal advice. Please also disclose how you intend to provide tax advice to entrepreneurs in Asia.

38. Given that your target market is small to medium size private companies in Taiwan, please describe Mr. Hong's business experience related to providing business consulting services to small and medium sized private companies in Taiwan, specifically as it relates to taking such companies public in the U.S. or Canada.

39. Please explain in more detail how Mr. Hong assisted in the Taiwan presidential election and specifically how this helped him to build good relationships with many Taiwanese entrepreneurs.

40. Please provide more details regarding Mr. Hong's potential clients and associated projects.

41. You state that you "will fully take such advantages of Taiwan following SEC regulations." The meaning of this is unclear. Please revise.

Target Market, page 22

42. You disclose that you will conduct your business in accordance with all applicable laws and regulations of the cities, states and countries. Please briefly discuss the effect of existing or probable governmental regulations on your business.

Management's Discussion and Analysis or Plan of Operations, page 23

43. Please provide detailed disclosure about how you intend to make money to sustain your ongoing operations. For example, please explain how your business model will generate ongoing cash flow to fund current operations and finance future growth.

44. Please provide a more detail description of the survey you intend to use to "allocate" customers. Please also explain what it means to allocate customers and describe what it means when you disclose that the survey is a "deep communication" between you and business owners.

45. Please provide more detailed disclosure regarding the $100,000 in expenses you expect to operate your business. For example, please describe what you mean by "investing parties" and what "research and investigation" will consist of.

Mr. Andrew Chien
USChina Taiwan Inc.
665 Ellsworth Avenue
New Haven, CT 06511
April 13, 2010
Page 8

46.   We note that your President will offer the company an interest-free loan up to
        $70,000 to cover expenses incurred in the company's start-up operations. Please
        disclose and tell us how you will account for such loan. Please cite the appropriate
        accounting literature relied upon.

47.   We note that continuation of you as a going concern is dependent upon obtaining
        additional working capital and that you believe that you will be able to operate for the
        coming year by obtaining additional financial resources in the amount of $70,000
        from Mr. Ching-Sang Hong and $30,000 from other sources of equity funding.
        Please provide us with your basis for your belief that you will be able to obtain
        $30,000 from other sources of equity funding. Please also explain in more detail
        what it means to "operate on a very small scale" if you do not receive the loan from
        Mr. Hong and the equity funding.

Results of Operations for Period Ending December 31, 2009, page 25

48. Please explain what it means to have "equity of $1225."

Where You Can Find More Information, page 27

49. Please update the SEC address to the current address: 100 F Street, NE, Washington,
    DC 20549.

Financial Statements

General

50.   Based on your disclosure, it appears that USChina Channel Inc. issued 1,225,000
        shares in the newly formed USChina Taiwan Inc. on March 9, 2010 and spun-off
        USChina Taiwan Inc. on March 15, 2010. However, based on your disclosures
        within your financial statements and footnote 9, it appears that you have presented the
        shares of USChina Taiwan Inc. as issued and outstanding as of December 31, 2009.
        Please tell us what accounting literature was relied upon to present such shares of
        common stock as issued and outstanding as of the balance sheet date.

Mr. Andrew Chien
USChina Taiwan Inc.
665 Ellsworth Avenue
New Haven, CT 06511
April 13, 2010
Page 9

Notes to Financial Statements

2. Summary of Significant Accounting Policies

Basic Earnings Per Share, page 34

51.   Please note that the FASB Accounting Standards Codification became effective on
         July 1, 2009. As a result, all non-SEC accounting and financial reporting standards
         have been superseded. Please revise this and all other references to accounting
         standards accordingly.

8. Stock Transactions, page 36

52.   You note that on March 9, 2009, "USChina Channel Inc. exercised its subscription
         promise to issue/purchase 1,225,000 shares of common stock of this company."
         Based on disclosures elsewhere in the prospectus, it would appear that such date is
         March 9, 2010. Please advise.

Exhibits, page 39

53.   Please provide the required consent of your accountants or tell us why such disclosure
         is not required. Refer to Item 601(b)(23) of Regulation S-K.

Part II Information

   54. Please provide the correct item numbers for the Part II information. Please refer to
        Form S-1, Part II.

Undertakings, page 39

   55. Please provide the undertakings called for by Item 512 of Regulation S-K.

Signatures, page 41

   56. Please revise to provide the correct signatures with your next amendment. Please
        refer to Form S-1. As noted in the instructions to the signature page of Form S-1, the
        registration statement must be signed by the registrant, its principal executive officer
        or officers, its principal financial officer, its controller or principal accounting officer
        and by at least a majority of the board of directors or persons performing similar
        functions, and the name of each person who signs the registration statement shall be
        typed or printed beneath his signature.

Mr. Andrew Chien
USChina Taiwan Inc.
665 Ellsworth Avenue
New Haven, CT 06511
April 13, 2010
Page 10

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for

Mr. Andrew Chien
USChina Taiwan Inc.
665 Ellsworth Avenue
New Haven, CT 06511
April 13, 2010
Page 11

further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Mark Rakip at (202) 551-3573 or Kevin Woody, Branch Chief at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Phil Rothenberg at (202) 551-3466 or me at (202) 551-3655 with any other questions.

Sincerely,

Sonia Barros
Special Counsel